Mail Stop 4561

May 30, 2006

Patrick Ternier, President
Artemis International Solutions, Inc.
4041 MacArthur Blvd., Suite 401
Newport Beach, CA 92660

>   **RE: Artemis International Solutions, Inc.**
>   **Schedule 13E-3/A**
>   **File No. 5-58881**
>   **May 19, 2006**
>
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **File No. 0-29793**
>   **Filed on May 19, 2006**

Dear Mr. Ternier:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Schedule 14A

1. Please update to include the financial statements found in the Form 10-Q for the quarter ended March 31, 2006.

Background of the Merger, page 16

2. We reissue in part prior comment 12 of our letter dated May 12, 2006. Disclose that during the first three quarters of 2005, during which time you formed the special committee to explore strategic alternatives, the low price of your stock during the quarter was greater than the merger price.

3. Refer to our prior comment 16 of our letter dated May 12, 2006. Are we correct in understanding that the alternatives to the sale of the company considered by the Board were "raising capital via either a PIPE or secondary offering" as discussed in the last sentence of the penultimate paragraph on page 2? Please confirm that these were the only alternatives considered. Also, as requested in our prior

comment, tell us whether the disclosed alternatives were reconsidered as the acquisition prices declined.

Effects of the Merger; Plans Or Proposals For Artemis, page 35

4. Update the beneficial ownership to the latest practicable date.

RCN and the Affiliated Stockholders' Position as to Fairness of the Merger, page 39

5. Revise to clearly indicate, if true**,** that RCN and the Affiliated Stockholders expressly adopt the conclusion and analyses of Cowen. In this regard, disclosure on page 48 indicates that "RCN and the Affiliated Stockholders expressly <u>agree</u> with Cowen's analysis and conclusions . . . ." (emphasis added).

Advantages and Disadvantages of the Merger, page 40

6. We reissue our prior comment 49 of our letter dated May 12, 2006. Please reconcile the implied premiums in the first bullet on page 49 with your disclosure on page 38.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jay Ingram at (202) 551-3397. If you require further assistance, please contact Anne Nguyen, Special Counsel, at (202) 551-3611 or me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs,
Assistant Director

cc.   Robert Matlin, Esq.
        by facsimile at 212-536-3901